PERFICT, INC.


FINANCIAL STATEMENT

FOR THE PERIODS ENDED

DECEMBER 31, 2018 & 2017

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

## TABLE OF CONTENTS



BELLE
BUSINESS SERVICES

**Independent Accountant's Review Report**

To the Board of Directors
PerFIcT, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of PerFIcT, Inc., which comprise of the balance sheet as of December 31, 2018 & 2017, and the related statements of income, statements of retained earnings, and statements of cash flows for the years then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

***Accountants Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Belle Business Services LLC
Belle Business Services, LLC
*Certified Public Accountants*
August 28, 2019

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

**PERFICT, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2018 & 2017**

## ASSETS

|  | **2018** | 2017 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 10,415 | $ - |
| TOTAL CURRENT ASSETS | 10,415 | - |
| **TOTAL ASSETS** | $ 10,415 | $ - |

## LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2018 | 2017 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ - | $ - |
| TOTAL CURRENT LIABILITIES | - | - |
| **TOTAL LIABILITIES** | - | - |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $15 par, authorized 100,000 shares, issued and outstanding 96,906 and 92,867 respectively | 1,453,590 | 1,393,005 |
| Less: Stock subscriptions receivable | (1,368,341) | (1,367,041) |
| Retained earnings | (74,834) | (25,964) |
| TOTAL SHAREHOLDERS' EQUITY | 10,415 | - |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 10,415 | $ - |

See independent accountants review report and accompanying notes to financial statement

**PERFICT, INC.**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2018 & 2017**

|  | **2018** | 2017 |
|---|---|---|
| **NET SALES** | $ - | $ - |
| **COST OF GOODS SOLD** | - | - |
| **GROSS PROFIT** | - | - |
| **OPERATING EXPENSES** | | |
| Advertising and marketing | **1,028** | 5,332 |
| General and adminisrative | **11,711** | 9,569 |
| Research and development | **36,131** | 11,063 |
| **TOTAL OPERATING EXPENSES** | **48,870** | 25,964 |
| **INCOME (LOSS) FROM OPERATIONS** | **(48,870)** | (25,964) |
| **NET INCOME (LOSS)** | **$ (48,870)** | $ (25,964) |

**PERFICT, INC.**
**STATEMENTS OF RETAINED EARNINGS**
**DECEMBER 31, 2018 & 2017**

| | Common Stock | | Stock Subscriptions Receivable | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | | | |
| **Balance at November 9, 2017 (inception)** | - | $        - | $        - | $        - | $        - |
| Issuance of founders shares | 92,867 | 1,393,005 | (1,367,041) | | $    25,964 |
| Dividends declared on common stock | | | | | $        - |
| Net income (loss) | | | | (25,964) | $    (25,964) |
| **Balance at December 31, 2017** | 92,867 | $1,393,005 | $    (1,367,041) | $    (25,964) | $        - |
| Common stock contribution | 4,039 | 60,585 | (1,300) | - | $    59,285 |
| Dividends declared on common stock | - | - | - | - | $        - |
| Net income (loss) | - | - | - | (48,870) | $    (48,870) |
| **Balance at December 31, 2018** | 96,906 | $1,453,590 | $    (1,368,341) | $    (74,834) | $    10,415 |

**PERFICT, INC.**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2018 & 2017**

|  | **2018** | 2017 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
|  | | |
| Net loss | $ **(48,870)** | $ (25,964) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Increase (decrease) in liabilities: | | |
| Accounts payable | **-** | - |
| Accrued expenses | **-** | - |
|  | | |
| **CASH USED FOR OPERATING ACTIVITIES** | **(48,870)** | (25,964) |
|  | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Common stock contribution | **59,285** | 25,964 |
|  | | |
| **CASH PROVIDED BY INVESTING ACTIVITIES** | **59,285** | 25,964 |
|  | | |
| **NET INCREASE (DECREASE) IN CASH** | **10,415** | - |
|  | | |
| **CASH AT BEGINNING OF YEAR** | **-** | - |
|  | | |
| **CASH AT END OF YEAR** | $ **10,415** | $ - |

See independent accountants review report and accompanying notes to financial statement

1.    <u>**Summary of Significant Accounting Policies**</u>

*The Company*
PerFIcT, Inc. (the "Company") was incorporated in the State of Delaware on November 9, 2017. The Company is headquartered in Los Angeles, California and as is doing business as WeStrive (effective February 9, 2019).

PerFIct, Inc. is a social platform that allows personal trainers around the world to sell fitness programs and work with clients all from their smartphones. Friends and family can find fitness programs that meet their needs, track their progress through a journal, and share their results on social media.

PErFIcT, Inc was previously known as PerFIcT Fitness, LLC, a company incorporated in the State of Washington. The Company was in existence from June 2015 until November 2017. On November 9, 2017 PerFIcT Fitness, LLC changed their corporate structure to become PerFIcT, Inc.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018, & 2017, the Company held no cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the WeStrive App transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

1.      <u>**Summary of Significant Accounting Policies (continued)**</u>

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1          - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2          - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3          - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.     **Summary of Significant Accounting Policies (continued)**

   *Income Taxes*
   The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.
   ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

   *New Accounting Pronouncements*
   There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

2.     **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.     **Stockholders' Equity**

   *Common Stock*
   The Company has authorized 100,000 shares of its common stock with a par value of $15. Of those shares, 96,906 and 92,867 have been issued at December 31, 2018 & 2017, respectively.

   As of August 28, 2019, 77,743 shares of common stock have been issued.

4.     **Subsequent Events**

   On January 23, 2019, Amir Eldar received 1,198 shares of common stock in exchange for his advisory work, part-time work, and an investment of $6,500 in the Company.

   On February 9, 2019, Cody Faulkner diluted himself by 9,376 shares of common stock. He currently owns 50,001 shares of common stock. Additionally, there are 12,220 shares of common stock authorized but not issued.

   On April 16, 2019, Ian Bouchard diluted himself by 8,020 shares of common stock, bringing his ownership in the company to 1,500 shares.

4.      **Subsequent Events (continued)**

On May 29, 2019, Matthew Canterbury received 1,197 shares of common stock in exchange for his advisory services and $15,000.

On June 17, 2019, Dmitri Nazarenko received 222 shares of common stock in exchange for his advisory services and $5,000.

On August 9, 2019, Kevin Ngo received 250 shares of common stock in exchange for his role as Financial Lead.

On August 16, 2019, Shweta Sachdev received 650 shares of common stock in exchange for her role as Customer Experience Lead.

The Company has evaluated subsequent events through August 28, 2019, the date through which the financial statement was available to be issued. It has been determined that no additional events require additional disclosure.